SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment     )*

Aquinox Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03842B101

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03842B101

1.	Names of Reporting Persons Ventures West 8 Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,543,989(1)
	6.	Shared Voting Power Not applicable.
	7.	Sole Dispositive Power 1,543,989(1)
	8.	Shared Dispositive Power Not applicable.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,543,989(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 14.1%(2)
12.	Type of Reporting Person (see instructions) PN

(1)	Consists of 1,543,989 shares held by Ventures West 8 Limited Partnership. Five Corners Capital Inc., the general partner of Ventures West 8 Limited Partnership, has sole voting and investment power with respect to the shares held by Ventures West 8 Limited Partnership. The directors of Five Corners Capital Inc. are Gary Bridger and Kenneth Galbraith. Gary Bridger and Kenneth Galbraith disclaim beneficial ownership of all shares except to the extent of their pecuniary interest.
(2)	Based on 10,695,108 shares of Common Stock outstanding on December 31, 2014.

CUSIP No. 03842B101

1.	Names of Reporting Persons Five Corners Capital Inc.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,543,989(1)
	6.	Shared Voting Power Not applicable.
	7.	Sole Dispositive Power 1,543,989(1)
	8.	Shared Dispositive Power Not applicable.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,543,989(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 14.1%(2)
12.	Type of Reporting Person (see instructions) CO

(1)	Consists of 1,543,989 shares held by Ventures West 8 Limited Partnership. Five Corners Capital Inc., the general partner of Ventures West 8 Limited Partnership, has sole voting and investment power with respect to the shares held by Ventures West 8 Limited Partnership. The directors of Five Corners Capital Inc. are Gary Bridger and Kenneth Galbraith. Gary Bridger and Kenneth Galbraith disclaim beneficial ownership of all shares except to the extent of their pecuniary interest.
(2)	Based on 10,695,108 shares of Common Stock outstanding on December 31, 2014.

CUSIP No. 03842B101

1.	Names of Reporting Persons Gary Bridger
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 1,543,989(1)
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 1,543,989(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,543,989(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 14.1%(2)
12.	Type of Reporting Person (see instructions) IN

(1)	Consists of 1,543,989 shares held by Ventures West 8 Limited Partnership. Five Corners Capital Inc., the general partner of Ventures West 8 Limited Partnership, has sole voting and investment power with respect to the shares held by Ventures West 8 Limited Partnership. The directors of Five Corners Capital Inc. are Gary Bridger and Kenneth Galbraith. Gary Bridger and Kenneth Galbraith disclaim beneficial ownership of all shares except to the extent of their pecuniary interest.
(2)	Based on 10,695,108 shares of Common Stock outstanding on December 31, 2014.

CUSIP No. 03842B101

1.	Names of Reporting Persons Kenneth Galbraith
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 1,543,989(1)
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 1,543,989(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,543,989(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 14.1%(2)
12.	Type of Reporting Person (see instructions) IN

(1)	Consists of 1,543,989 shares held by Ventures West 8 Limited Partnership. Five Corners Capital Inc., the general partner of Ventures West 8 Limited Partnership, has sole voting and investment power with respect to the shares held by Ventures West 8 Limited Partnership. The directors of Five Corners Capital Inc. are Gary Bridger and Kenneth Galbraith. Gary Bridger and Kenneth Galbraith disclaim beneficial ownership of all shares except to the extent of their pecuniary interest.
(2)	Based on 10,695,108 shares of Common Stock outstanding on December 31, 2014.

Item 1(a).	Name of Issuer: Aquinox Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

450 – 887 Great Northern Way

Vancouver, B.C. Canada, V5T 4T5

Item 2(a).	Name of Person Filing:

(i)	Ventures West 8 Limited Partnership

(ii)	Five Corners Capital Inc.

(iii)	Gary Bridger

(iv)	Kenneth Galbraith

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is:

Suite 2500

700 West Georgia Street

Vancouver, BC V7Y 1B3

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 03842B101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2015

VENTURES WEST 8 LIMITED PARTNERSHIP,
by its General Partner,
Five Corners Capital Inc.

Per:	/s/ Kenneth Galbraith
(Authorized Signatory)

Per:	/s/ Gary Bridger
(Authorized Signatory)

FIVE CORNERS CAPITAL INC.

Per:	/s/ Kenneth Galbraith
(Authorized Signatory)

Per:	/s/ Gary Bridger
(Authorized Signatory)

/s/ Gary Bridger
Gary Bridger

/s/Kenneth Galbraith
Kenneth Galbraith

Exhibit 1:	Joint Filing Statement

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Aquinox Pharmaceuticals, Inc.

Date: February 11, 2015

VENTURES WEST 8 LIMITED PARTNERSHIP, by its General Partner,
Five Corners Capital Inc.

Per:	/s/ Kenneth Galbraith
(Authorized Signatory)

Per:	/s/ Gary Bridger
(Authorized Signatory)

FIVE CORNERS CAPITAL INC.

Per:	/s/ Kenneth Galbraith
(Authorized Signatory)

Per:	/s/ Gary Bridger
(Authorized Signatory)

/s/Gary Bridger
Gary Bridger

/s/Kenneth Galbraith
Kenneth Galbraith